UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 21, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“FIBRIA” or “Company”) (B3: FIBR3 | NYSE: FBR), in reference to the Material Fact released on July 26, 2018 and the Notices to the Market released on August 23, 2018 and October 3, 2018, by which the Company informed having already obtained the previous consent of holders of Agribusiness Receivables Certificates (“CRAs”) for six of nine current series for the implementation of the corporate reorganization involving Fibria and Suzano Papel e Celulose S.A., object of the Material Fact released on March 16, 2018 (“Corporate Reorganization”), hereby informs its shareholders and the market in general that has obtained the approval, on the respective General Meetings of CRAs holders (“AGCs”), held at this date, of the previous consent for the implementation of the Corporate Reorganization and waiver to the rights to declare the early maturity of another series of CRA, amounting seven of nine current series, upon the payment of a premium, within ten (10) business days counted as of the implementation date of the Corporate Reorganization, of forty hundredths percent (0.40%) of the updated nominal value of the respective series on the dates of the AGCs, to all holders of CRAs of the approved series. The principal amount of these seven series which waivers were approved sum a total of R$4,214,920,934.09 and the premium payment will be in an estimated total amount of R$16,859,683.74.

In relation to the two remaining series, the discharge of their obligations will occur on January 3, 2019, the date of the beginning of the Corporate Reorganization implementation process.

Fibria underlines, accordingly, by means of the release of the information in this notice to the market, its commitment to transparency with its shareholders and investors.

São Paulo, December 21, 2018

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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